CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION'S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS.

October 10, 2012

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 4631
Washington, DC 20549

RE: Airgas, Inc. - Commission File No.1-9344
Airgas, Inc. Form 10-K for the year ended March 31, 2012 (filed May 29, 2012)
Airgas, Inc. Response dated September 6, 2012

Dear Mr. Decker:

This letter is in response to your comments furnished to Airgas, Inc. (the “Company”) in your letter, dated September 12, 2012, to Robert M. McLaughlin, our Chief Financial Officer, regarding the filings noted above. We appreciate the assistance that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) provided to us regarding questions about the nature of the comments.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for certain of the information in this letter, including Appendices A, B, C and E thereto, pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. §200.83. Our response is being provided to the Staff in its entirety, with the portions for which we are requesting confidential treatment underlined and italicized. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. For the Staff's reference, we have enclosed a copy of the Company's letter to the Office of Freedom of Information and Privacy Act Operations. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks (“[*]”).

We have presented your original comments in italicized, bold type followed by our response to each comment below. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-002

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2012

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Airgas Response:

We agree to provide additional disclosures or revisions as noted in the responses below in our future filings with the Commission on Form 10-K, Form 10-Q and Form 8-K, as applicable.

Management's Discussion and Analysis

Results of Operations, page 18

2.
We note your response to comment two in our letter dated July 27, 2012. You view same-store sales growth to be an important metric to distinguish between acquired sales and organic sales growth. It appears that the same-store sales growth percentages that you present and discuss include both acquired sales and organic sales growth. Please help us to better understand how your inclusion of acquired sales for periods prior to the actual acquisition is appropriate. It appears to us that including sales that are not yours in your same-store sales computations does not accurately convey to readers the actual changes in your same-store sales from period to period. In addition, we do not understand why you are changing your historical sales when there are differences in the number of business days in the periods being compared. Instead, we believe that it would be more appropriate to disclose in your MD&A the differences in the number of days in each period and quantify the extent to which this positively or negatively impacted sales in the current period as compared to the prior period. Please further advise or revise your disclosures accordingly. Please also supplementally tell us what your same-store sales and same-store sales growth would have been if you had made these revisions for each of the three years ended March 31, 2012 as well for each of the quarters ended June 30, 2012 and September 30, 2012 and the comparable periods in the prior year. To the extent that you change your same-store sales computations so that they no longer include sales that are not yours, please also disclose in your MD&A when you first include new and/or acquired stores in your same-store sales computations.

Airgas Response:

In calculating our same-store sales growth, we utilize a methodology that uses pro forma adjustments (for calculation purposes only) to add acquired sales to, or subtract sales of divested operations from, sales reported in the prior period. A significant component of our overall business model is the acquisition and integration of companies in the packaged gas industry and adjacent businesses, having successfully integrated over 400 acquisitions in the Company's history. Although we have over 875 branch stores and numerous other distribution locations, the majority of our products are distributed to customer locations via Company-owned or leased trucks. Branch stores are distribution points with a storefront serving a much smaller group of walk-in customers. Furthermore, we infrequently open and close branch stores unless they are affected by an acquisition. Thus, our same-store sales metric is focused on isolating the impact of acquisitions in order to measure our organic growth, in contrast to traditional “bricks and mortar” types of retailers that tend to base their same-store sales metrics on the length of time that locations have been open, since their retail locations drive significant amounts of the volumes of their respective businesses.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-003

In adjusting for the effect of acquisitions and divestitures in isolating our organic growth, there are two possible approaches that we might utilize: (1) adjust the current period for the impact of acquired sales by subtracting the acquired sales, or (2) adjust the base or prior year period for the impact of acquired sales by adding in the prior year sales associated with the acquisition. We have chosen the latter approach for a number of reasons. As a result of our integration strategy upon the consummation of an acquisition, sales to existing customers and sales to customers that came to us through acquisitions quickly become intermixed. Our focus on optimizing our distribution infrastructure in connection with the integration of an acquisition often results in acquired customers being served by existing Company facilities and existing customers being served by acquired facilities. In fact, we experience overlap at times in that customers prior to the acquisition may have been served by both the Company as well as the acquired business, given the breadth of our offering and national footprint of our distribution business. In executing our integration strategy, we may close acquired facilities and/or existing Company facilities in order to optimize delivery routes, leverage our cost structure and realize acquisition synergies. This rapid commingling of customers does not allow us to meaningfully extract incremental sales from acquisitions on a per branch store basis for the purpose of a same-store sales calculation. We believe that the methodology we utilize for our same-store sales calculation provides a reasonable and appropriate approach to estimate our organic growth given the nature of our business.

Using an example to illustrate our methodology, assume the following data:

•	Current year sales to existing customers = $11,000

•	Prior year sales = $10,000

•	Acquisition made on first day of current year; current year sales of acquired business = $220

•	Comparable prior year sales for acquired business (based on historical sales figures obtained during the due diligence process) = $200

	Current Year	Prior Year	Sales Increase (%)
Sales - existing business	$11,000	$10,000	10%	SSS[1]
Acquired sales - current year	220
Total sales	11,220	10,000	12%
Acquired sales - prior year		200
Pro forma sales for SSS calc	$11,220	$10,200	10%	SSS[2]

The SSS1 measure above represents same-store sales under a methodology in which a company has the ability to discretely identify its acquired sales on a same-store basis. However, since our business model does not allow us to accurately or reliably distinguish acquired sales as compared to existing sales based on our integration strategy and rapid commingling of customers, we use the measure identified by SSS2 in which we adjust the base (prior year) period by adding in historical sales figures associated with the acquired business. The above example illustrates that our methodology results in a period-over-period comparison that adjusts for the effect of the historical sales acquired in order to provide an estimate of our organic growth rate. We believe that our calculation of same-store sales is appropriate for our business and meaningful to our investors.

With respect to adjustments made to historical sales to account for differences in the number of business days for our same-store sales calculation, these adjustments are included in order to avoid the distortion that may arise from variations in business days in comparable periods. We made this comment in our initial response to address the possibility of an acquisition being completed on other than the first day of a

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-004

month or in the event that the acquired company had a different month end cutoff date for reporting, in which case we would include the corresponding number of business days in the pro forma calculation. However, this situation has happened very infrequently over the course of our history.

Financial Statements

Notes to the Financial Statements

Note 21. Summary by Business Segment, page F-43

3.
We note your response to comment seven in our letter dated July 27, 2012. The operating segments included in the Distribution business segment include twelve regional gas and hardgoods distribution companies, three gas companies that either produce or market gas, two companies that sell or provide safety-related services, and one company engaged in the rental welder business. Please address the following:

•
Based on the descriptions of each of these four categories of companies, it is not clear how you determined that the nature of products and services provided are similar pursuant to ASC 280-10-50-11. For example, it is not clear why safety-related products and services would be similar to gas and hardgood products and services. Please advise.

Airgas Response:

We have referred to the guidance related to ASC 280-10-50-11 with respect to the similar nature of products and services offered by the operating segments we have aggregated to form our reportable segment, the Distribution business segment. The principal products offered by our regional gas and hardgoods distribution companies include industrial, medical and specialty gases, sold primarily in cylinder or packaged form as well as in bulk quantities, and related hardgoods. Hardgoods include welding equipment and related products, welding consumables such as filler metals, safety products, and tools and supplies for construction and maintenance, repair and operations. Each of our regional distribution companies sells the full complement of our products and services, which, combined with the operating segments that primarily supply and support our regional distribution companies, allows us to leverage our national distribution platform and create the foundation for our bundled offering of products and services to our customers. Refer to Appendix D for an illustration of the Company's integrated distribution business.

Two of the operating segments which are not regional distribution companies that we have aggregated into our Distribution business segment are Airgas Merchant Gases (“AMG”) and Airgas Specialty Gases (“ASG”). AMG's air separation facilities produce gases that are supplied in bulk form primarily to the regional distribution companies, which then package the gases into smaller volume containers and distribute them as part of the overall product offering to our end customers. The gases supplied by AMG supplement the purchases by the regional distribution companies of bulk gases from third-party suppliers and illustrate the integration of the supply chain from production to delivery to end user customer. As such, the ultimate value created by AMG is measured through the sale to the end customer, supporting its aggregation into our Distribution business segment. Similarly, ASG operates eleven national specialty gas laboratories which produce ultra high purity grades and special application blends of gases, which are supplied to our regional distribution companies for delivery to the end user customers. The regional distribution companies also operate a network of 67 regional specialty gas laboratories that produce and sell gases to end user customers. The ASG national specialty gas laboratories complement the regional laboratories by providing the critical mass across our regional distribution company platform for gases that comprise the specialty gas offering of our distribution business. In summary, AMG and ASG supply

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-005

and provide support for a portion of certain gas products sold to customers by the regional distribution companies. Although the products may be repackaged into different modes of distribution (i.e., into various sizes of cylinders), from bulk supply from AMG, or blended into different gas mixtures, the component gas products offered by AMG, ASG and the regional distribution companies are similar in nature, supporting their aggregation into our Distribution business segment.

Another operating segment we have aggregated into our Distribution business segment, Airgas Retail Services (“ARS”), supports the regional distribution companies in the sale of retail helium gas. ARS operates as a central customer service organization for our retail helium sales and provides customer orders to the regional distribution companies. The regional distribution companies procure bulk helium from suppliers and in most cases package the gas into smaller containers, and then distribute them to customers. The administrative and customer support services provided by ARS are integral to the sale of gas to the customer by the regional distribution companies. The product each is supporting (helium) is the same, and the services they provide complement one another in the complete sale of gas to the end customer, supporting the aggregation of ARS into our Distribution business segment.

Additionally, we have aggregated into our Distribution business segment two of our operating segments, Airgas Safety and Airgas On-Site Safety Services, which sell or provide safety-related products and services to our customers. Safety products are a subset of the category of products referred to as “hardgoods.” Safety products are similar in nature to welding-related hardgoods and gases in that a customer requires all three of those product categories in a single process. For example, a customer that is welding metals must use in a single process gases to shield the weld from impurities, a welding machine with accessories such as a welding gun and torch tip to deliver the gas to the weld, filler metals to join the metals being welded together, and as importantly safety gear such as eye and face protection in the form of a welding helmet, and hand, arm, and body protection in the form of safety gloves and jackets. This is one of numerous examples in which the similar nature of gases and hardgoods (which include welding equipment, welding consumables and safety products) is evident. Further, safety products have historically been sold by our group of regional distribution companies through its sales force and its network of branch locations. Safety products have also historically been sold by Airgas Safety to a similar diversified end-customer base, but through a telesales channel rather than a branch-based retail channel. Airgas Safety also manages six national distribution centers that support the regional distribution companies by stocking and replenishing their hardgoods inventory at our over 875 branch stores or by direct-shipping to customers on behalf of the regional distribution companies, making Airgas Safety an integral part of the hardgoods supply chain. Upon the full implementation of our common ERP system at our regional distribution companies by the end of our fiscal 2013, the Airgas Safety telesales channel will be fully integrated into the regional distribution company infrastructure, further demonstrating the similar nature of the products and services provided by Airgas Safety business with those of the regional distribution companies. In addition to Airgas Safety, Airgas On-Site Safety Services provides a selection of safety rental equipment and management services which is complementary to the offerings of the regional distribution companies and the Airgas Safety business. Again, since safety-related products and services are an integral part of our hardgoods and service offerings at the regional distribution companies, the products offered by these operating segments and the regional distribution companies are similar in nature.

Finally, since welding equipment and supplies comprise part of the suite of products sold by our regional distribution companies (which complement the gas, welding consumables and safety products we sell, as noted in the example above), we also consider our Red-D-Arc (“RDA”) operating segment to offer products and services similar to those of the other distribution businesses. Our regional distribution companies sell a significant amount of welding equipment as well as represent a significant outlet for

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-006

sales of used RDA rental equipment. RDA specializes in the rental of welder and related positioning equipment, and also sells used rental equipment. The welding equipment rented by RDA is similar to the equipment sold by the regional distribution companies, thus providing our end customers with an option to purchase or rent the equipment. Therefore, the welding products and services offered by RDA are similar to those offered by the regional distribution companies.

In summary, the regional distribution companies offer a portfolio of related gas and hardgoods products and services to our customers. Each of the six supporting distribution businesses provide sourcing, supply chain infrastructure, marketing and other support for specific products and services that are offered by the regional distribution companies as part of a complementary suite of similar products and services for our customers. The bulk and specialty gases, safety equipment (a subset of hardgoods) and services, and rental welder services provided by the supporting operating segments are all part of the product and service offerings of our regional distribution companies, which coordinate and cross-sell our multiple product and service offerings and manage the end customer relationships. Therefore, we believe that the products and services offered by the operating segments aggregating to the Distribution business segment are similar in nature.

•
ASC 280-10-50-11 requires that operating segments must have similar economic characteristics in order to be aggregated into a reportable segment. Your response acknowledges that gross and operating income margins for Airgas Merchant Gases and Airgas Specialty Gases are not consistent with regional distribution companies. Your response also acknowledges that the gross and operating income margins of Airgas Retail Services and Red-D-Arc tend to be different from those of the regional distribution companies and other operating segments in the Distribution business segment. In light of this, it is not clear how you determined it was appropriate to aggregate these operating segments pursuant to ASC 280. Please further advise.

Airgas Response:

We have referred to the guidance related to ASC 280-10-50-11 with respect to the requirement that operating segments must have similar economic characteristics in order to be aggregated into a reportable segment. In our previous response, we acknowledged that the gross and operating income margins for the Airgas Merchant Gases, Airgas Specialty Gases, Airgas Retail Services and Red-D-Arc operating segments differ from those of the regional distribution companies and other operating segments. As discussed above, these operating segments are extensions of our regional distribution companies. We intentionally configured the AMG, ASG, ARS and RDA businesses to form an integrated supply chain with our regional distribution companies, which manage the vast majority of our multi-faceted product and service offerings to the end customers (see Appendix D). In doing so, we have intentionally altered the internally reported economics of the supporting businesses for operational optimization of our distribution business as a whole.

Prior to the modification of our distribution business strategy at the end of our fiscal 2009, AMG and ASG were managed as independent companies, with AMG responsible for the operation of our air separation production facilities and ASG in charge of our national specialty gas labs. AMG and ASG represent a portion of the production and supply of our distribution business. Previously, these two businesses sold gas products both internally to the regional distribution companies (delivered to fill plants and packaged into cylinder form) and to external customers. However, with respect to the external customer sales, we discovered that we were encountering sales channel conflict in that our production companies were selling to and competing for the same customers. In other words, our customers who purchased in both bulk and packaged quantities were making their purchases from multiple Airgas companies. This created

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-007

redundancies in the service of our customers in terms of customer relationship management and back office functions and sub-optimized the experience for our customers in having to conduct business with multiple Airgas companies depending on the type and quantity of gas procured. As a result, we modified and simplified our operational structure so that AMG and ASG serve primarily as the vertically-integrated suppliers to the regional distribution companies, which manage the end customer relationships and coordinate the full complement of our offerings to our customers.

Under our current strategy, AMG and ASG sell to the regional distribution companies at cost, thus creating a vertically-integrated supply chain and removing the previous impediments that created our sales channel conflict. By shifting the margins on these sales from AMG and ASG to the regional distribution companies, this naturally has created gross and operating margins for AMG and ASG that are not consistent with those of the regional distribution companies, since AMG and ASG are managed internally as cost centers with financial results that are reviewed by the Chief Operating Decision Maker (“CODM”) as part of the internal monthly reporting package. However, because the vertically-integrated operations of AMG and ASG and the regional distribution companies are inextricably linked, resource allocation decisions are not made based on the results of AMG and ASG in isolation; rather, they are reviewed by the CODM with the regional distribution companies and all other operating segments aggregated into our Distribution business segment as a whole.

With respect to ARS, the Company acquired this business at the end of fiscal 2009. Prior to the acquisition, ARS purchased and distributed helium in packaged (cylinder) form sold principally to national account customers for use in filling balloons at retail stores. Before integration into the Company's operating structure, our regional distribution companies were a primary supplier to ARS by procuring the helium, filling and providing the cylinders, and shipping the product directly to ARS's customers. The regional distribution companies historically sold helium to an end customer group similar to that of ARS's. Subsequent to the acquisition, ARS was included in the Company's distribution business as a national customer service center with respect to retail helium sales, effectively providing customer orders to the regional distribution companies, managing other back office functions and allowing ARS to leverage our national distribution infrastructure in maximizing retail helium sales for our national account customers. Similar to AMG and ASG, ARS is not reviewed by the CODM as a stand-alone entity with respect to resource allocation decisions, but rather as part of the entire portfolio of our distribution businesses. Upon full implementation of our common ERP system, ARS will be merged into the regional distribution company infrastructure.

Finally, our RDA business was specifically established to manage our fleet of rental welding and positioning equipment. A significant portion of the Company's overall growth strategy has been through industry consolidation, as we have successfully completed over 400 acquisitions since the inception of the Company. Over the years, a considerable number of our acquired gas and hardgoods businesses have included a rental welder component, as this is typically part of a full-service packaged gas and hardgoods offering. Rather than leave this portion of the business with each acquired company, we transferred the rental welder operations to RDA as a separate operating segment due to RDA's specialized knowledge and processes that put it in a unique position to manage our fleet of rental welder and positioning equipment. As we have previously acknowledged, the gross and operating margins of RDA differ from those of the regional distribution companies. The RDA rental welder offering is an integral part of the overall gas and hardgoods suite of products sold by the regional distribution companies, and new sales growth initiatives are creating incentives for the regional distribution companies to market RDA's rental welders to its customers, and vice versa in circumstances in which RDA's customers are using the regional distribution companies as an integrated provider for all their needs. This integration also extends to physical space, as RDA shares space - both for operations and for marketing products on the retail showroom floor - with a

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-008

number of our regional distribution companies' branches. In fact, renting a piece of RDA welding equipment is a good economic alternative to an outright purchase of a similar piece of equipment for some customers, and that option is part of the Company's offering. These strong cross-sell opportunities and integrated sales efforts are driving RDA's future business prospects and financial metrics in a manner consistent with those of the regional distribution companies. Therefore, we believe RDA shares similar economic characteristics with those of the regional distribution companies relative to the economics associated with the welding equipment portion of the regional distribution companies' business.

To conclude, we acknowledge that the gross and operating margin financial measures for AMG, ASG, ARS and RDA differ from those of the regional distribution companies based on our internal management reporting structure. These have been intentionally established in this manner for operational optimization, and each of these operating segments is managed by the CODM from the perspective of our Distribution business segment as a whole, as opposed to on an individual operating segment basis. These four operating segments are extensions of our regional gas and hardgoods distribution companies, providing specific products and support which we integrate into a combined offering of complementary products to our end customers. Our investors follow other integrated industrial gas companies, which also report bulk production and packaged gas and hardgoods (including welding equipment and supplies, and safety products) distribution together for purposes of business segment reporting. We believe that we have appropriately aggregated these four businesses along with the regional distribution companies and other supporting operating segments to form our Distribution business segment.

4.
The analysis provided for changes in revenues, gross margins, and operating margins from year to year appears to indicate that the financial trends of your operating segments can be sufficiently varied to preclude you from determining that they are all economically similar. You provide explanations for certain differences in economic characteristics and trends for a given operating segment when compared to another operating segment. We have difficulty understanding why these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary. You note that though there are differences in year-over-year changes in gross and operating income margins of your regional distribution companies, they tend to be in a fairly narrow band and generally move in the same direction. We have difficulty understanding how you determined that the margins are in a fairly narrow band as well as what consideration you gave to the extent of changes even if they are moving in the same direction in determining that the operating segments are economically similar. Please further advise. Please also provide us with your average gross margin % and operating margin % for each operating segment over the periods shown in Exhibit A.

Airgas Response:

As requested, we have provided the average gross margin percentage and operating margin percentage analysis in Appendix A.

Our regional gas and hardgoods distribution companies are organized geographically, with each selling the full complement of our products and services through multiple sales channels. In order to further illustrate the economic similarity of these businesses, in Appendix C, we have graphically depicted our twelve regional distribution company operating segments over the last five fiscal years and our current year budget on the measures of year-over-year changes in sales (both as reported and without the impact of acquisitions and divestitures), gross margin and operating margin. Refer to Appendix C for details.

Sales trends over the time period have remained consistent among the twelve regional distribution

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-009

companies. As previously discussed, the Company has grown significantly through acquisition over the years, which can cause differences in sales growth rates year-over-year as well as between regional distribution companies. For example, the largest of our acquisitions in fiscal 2012 was completed by our East region, leading to a more significant increase in sales on a total dollar basis relative to our other regional distribution companies. Conversely, our Nor Pac business divested five retail branches in Canada in early fiscal 2013, causing anticipated sales growth for Nor Pac to be lower on a total dollar basis relative to the other regional distribution companies. Overall, however, the sales results have consistently trended in the same direction (as indicated by the graphical depiction in Appendix C). By adjusting for the impact of acquisitions and divestitures on our sales, the similarity of the long-term profiles among the regional distribution companies is further evident (refer to Appendices B and C for details). Considering the sales performance of each of the regional distribution companies over this time period, the fact that these companies all sell the same suite of products and services to our customers and because each of these companies serves a similar and diverse end customer base covering many major industries, we believe that our regional distribution companies are economically similar to one another in these respects.

Additionally in Appendix C, we have illustrated the changes in gross and operating margins of our regional distribution companies over the last five fiscal years and our budget for fiscal 2013. The graphs depict the tendency for the gross and operating margins of our regional distribution companies to move in the same direction with similar magnitudes of changes over the long term. The average gross margin percentages listed in Appendix A for our regional distribution companies range from [*]% to [*]%. The breadth of the range of gross margin percentages primarily reflect differences in the respective mixes of products and services sold by each of the regional distribution companies, and not underlying economic differences with respect to the product categories offered by the regional distribution companies, as they all sell the full range of our product and services offering. The average operating margin percentages listed in Appendix A for our regional distribution companies range from [*]% to [*]%. Differences in the relative profitability between the distribution companies are impacted by a number of variables, including the following: acquisition activity, which results in higher sales but may also result in higher relative operating expenses until the acquired businesses are fully integrated with the Company; mix of products and services sold, which impacts both gross and operating margins; capacity utilization of the fixed asset investment base to cover operating costs; the local competitive environment, which affects the selling prices of our products and services as well as the margins our regional distribution companies realize on these sales; and the density of our customer base relative to our branch locations and distribution routes. However, despite the differences which may arise between the regional distribution companies due to these and other factors, these companies are selling the same broad array of products and services to the same types of customers, and have similar long-term growth profiles. Further, gross and operating margins generally move in the same direction from year-to-year among the regional distribution companies, even though the extent of those changes may vary in any given year due to the aforementioned factors affecting individual regional distribution company profitability. Accordingly, we believe the regional distribution companies exhibit similar economic characteristics to one another, leading us to conclude that aggregation of these companies for segment reporting purposes is appropriate.

With respect to the six operating segments which we've aggregated with our regional distribution company operating segments, namely AMG, ASG, ARS, RDA, Airgas Safety and Airgas On-Site Safety Services, these companies represent extensions of the regional distribution companies, which form the base of our distribution business. We have intentionally configured these supporting companies to optimize our overall distribution business offering by eliminating sales channel conflicts between companies selling similar products, removing redundancies in customer service and back office functionality and maximizing the ability of the regional distribution companies to leverage the products and services provided by these six supporting operating segments. This structure enables our regional

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-010

distribution companies to sell our full suite of gas and hardgoods product and service offerings and manage the end customer relationships. (Refer to Appendix D for an illustration of the Company's integrated distribution business.) Because the transactions between the regional distribution companies and supporting operating segments are not at arm's length (since the majority of the supporting operating segments run as integrated cost centers), reporting these supporting operating segments separate from the regional distribution companies for business segment reporting purposes would not result in improved disclosure to the users of our financial statements, and we believe it could be misleading.

To illustrate, using our most recently completed fiscal year, we have prepared statement of earnings information (net sales, gross margin and operating margin) for our segment disclosure based on the data in our CODM package as if the six supporting operating segments (AMG, ASG, ARS, RDA, Airgas Safety and Airgas On-Site Safety Services) were excluded from the Distribution business segment (refer to Appendix E). If we were to assume that these operating segments were not economically similar, the next step would be to evaluate the quantitative thresholds in accordance with ASC 280-10-50-12. Since these six operating segments (1) do not meet the quantitative thresholds of significance and (2) are assumed not to be economically similar in this example and therefore do not qualify for aggregation under ASC 280-10-50-13, we must next consider whether a sufficient number reportable segments have been identified pursuant to ASC 280-10-50-14. Since the total external revenue of the Distribution business segment containing only the twelve regional distribution companies is [*] for fiscal 2012 and therefore represents approximately [*]% of the Company's total consolidated sales, then no additional reportable segments would be required to be identified for the Company. Therefore, under ASC 280-10-50-15, the distribution business supporting operating segments would be aggregated with the other six operating segments which comprise the All Other Operations business segment.

For purposes of the example in Appendix E, we have presented our reportable segments based on (1) the presentation in the Company's March 31, 2012 Form 10-K, and (2) recasting the amounts for the six supporting distribution operating segments on a gross basis to include aggregate intersegment and external sales, as well as the intersegment sales elimination in the “Eliminations & Other” column. The results show that the Distribution business segment without the six supporting operating segments is not materially different than the Distribution business segment in its current form. Total net sales and gross margin percentage are reduced by [*]%, while the operating margin percentage only differs by [*] basis points.

Moreover, although the results of the Distribution business segment are not materially different, those of the All Other Operations business segment would be significantly altered. As previously mentioned, because the six supporting distribution operating segments are not quantitatively significant, and the Distribution business segment would be large enough to continue to constitute the only required reportable segment for the Company, the ancillary distribution businesses would be aggregated with those in the All Other Operations business segment (under the assumption that these operating segments are not economically similar). Using the same amounts as reported in the CODM package, gross margin percentage would decrease [*] basis points from [*]% to [*]%, and operating margin percentage would decrease [*] basis points from [*]% to [*]%. In addition to the sales added from the six supporting operating segments, the recast would result in a further increase to net sales for the All Other Operations business segment by [*], representing the intersegment sales from the supporting distribution businesses (now included in the All Other Operations business segment) to the Distribution business segment.

We believe that changing the composition of the operating segments that we aggregate to form our Distribution business segment would not provide a more beneficial presentation to the users of our financial statements than the current presentation, and would actually create a less meaningful disclosure

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-011

for the users of our financial statements. The Distribution business segment would not be materially different than its current presentation if we were to remove the ancillary distribution operating segments. Furthermore, such a change would create confusion and misunderstanding amongst our investors related to the All Other Operations business segment. The operating segments in the All Other Operations business segment (as reported in our March 31, 2012 Form 10-K) represent distinct, product-specific businesses, each with its own sales force, marketing approach and distribution network. If we were to include the six operating segments that support our regional distribution companies as part of the All Other Operations business segment, the resulting segment presentation would not be as useful to our investors and we believe it would be misleading, as the financial results would become distorted. Since the six supporting distribution operating segments as designed and accounted for optimize the combined offering of our portfolio of products and services in an integrated fashion through our regional distribution companies, the results of the individual supporting operating segments do not represent arm's length transactions (as previously noted). This integration is further evident in the significant level of intersegment sales from the operating segments in question to the regional distribution companies.

In conclusion, we believe that we have appropriately aggregated the operating segments that comprise our Distribution business segment in accordance with the guidance related to reportable segment presentation in a manner that provides the users of our financial statements with meaningful insight into the Company's operations and that is consistent with our industry peers. We have aggregated our regional distribution companies, each of which sells the same suite of products and services to a similar and diverse end customer base, to form the base of our overall distribution platform in a manner that allows us to maximize the value of the entire portfolio of businesses. We have strategically designed the distribution operating segments that support our regional distribution companies to optimize the marketing, sales, customer service, supply chain and logistics of our overall distribution business in an integrated manner. Our CODM reviews the results of the operating segments that comprise our Distribution business segment as a whole, making resource and capital allocation decisions at this level. These decisions are made for the benefit of the entire distribution business, as opposed to single decisions contemplated for the benefit of specific businesses in isolation. Because of the structure that we have employed in optimizing our distribution business, our internal reporting is not indicative of the true economics of the supporting distribution businesses, thereby providing a more meaningful presentation when viewed in the aggregate with the regional distribution companies.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-012

* * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide any further clarification or assistance with respect to the matters discussed in this letter, we would be pleased to have a dialogue with you. Please contact the undersigned for any additional discussion (direct dial 610-902-6222; fax 610-225-3271).

Sincerely,

/s/ Thomas M. Smyth
Thomas M. Smyth
Vice President and Controller
(Principal Accounting Officer)

cc: Peter McCausland, Executive Chairman
Mike Molinini, President and Chief Executive Officer
Robert M. McLaughlin, Sr. Vice President and Chief Financial Officer
Robert Young, Sr. Vice President and General Counsel
Christopher Hall, Director of Financial Reporting
Melissa Violand, Manager of Financial Reporting
James Hamill, Manager of Financial Reporting
Audit Committee
Disclosure Committee
Nancy Weisberg, McCausland Keen & Buckman
John Walker, KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-013

APPENDIX A

Distribution Business Segment
Average Gross Margin Percentage and Average Operating Margin Percentage by Operating Segment

Average for years ended March 31, 2008 through March 31, 2013 (year ended March 31, 2013 represents budgeted data)
Operating Segment	Gross Margin %	Operating Margin %
East	[*]%	[*]%
Great Lakes	[*]%	[*]%
North Central	[*]%	[*]%
Mid America	[*]%	[*]%
South	[*]%	[*]%
National Welders	[*]%	[*]%
Intermountain	[*]%	[*]%
Mid South	[*]%	[*]%
Southwest	[*]%	[*]%
Nor Pac	[*]%	[*]%
NCN	[*]%	[*]%
West	[*]%	[*]%
Red-D-Arc	[*]%	[*]%
Airgas On-Site Safety Services	[*]%	[*]%
Airgas Retail Services	[*]%	[*]%
Airgas Merchant Gases	[*]%	[*]%
Airgas Specialty Gases	[*]%	[*]%
Airgas Safety	[*]%	[*]%

Note: The above presentation includes our current operating segments only.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-014

APPENDIX B

Distribution Business Segment
Regional Distribution Companies
Average Annual Sales Growth Rate Adjusted for the Impact of Acquisitions and Divestitures

Operating Segment	Average annual sales growth rate for period April 1, 2007 through March 31, 2013 (year ended March 31, 2013 represents budgeted data), adjusted for acquisitions/divestitures
East	[*]%
Great Lakes	[*]%
North Central	[*]%
Mid America	[*]%
South	[*]%
National Welders	[*]%
Intermountain	[*]%
Mid South	[*]%
Southwest	[*]%
Nor Pac	[*]%
NCN	[*]%
West	[*]%

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-015

APPENDIX C

Distribution Business Segment
Regional Distribution Companies
Year-over-Year Percentage Changes in Sales

[* * *]

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-016

APPENDIX C

Distribution Business Segment
Regional Distribution Companies
Year-over-Year Percentage Changes in Sales (Adjusted for Impact of Acquisitions and Divestitures)

[* * *]

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-017

APPENDIX C

Distribution Business Segment
Regional Distribution Companies
Year-over-Year Percentage Changes in Gross Margin Dollars

[* * *]

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-018

APPENDIX C

Distribution Business Segment
Regional Distribution Companies
Year-over-Year Percentage Changes in Operating Margin Dollars

[* * *]

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-019

APPENDIX D

Distribution Business Segment
Illustrative Representation of Distribution Business Segment

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-020

APPENDIX E

Reportable Segment Disclosures

Current Presentation

(In thousands)
Year Ended March 31, 2012	Distribution	All Other Operations	Eliminations & Other	Total

Total net sales	$4,234,869	$549,213	$(37,799)	$4,746,283
Gross margin	2,316,761	254,092		2,570,853
Gross margin percentage	54.7%	46.3%		54.2%
Operating margin	542,684	67,464	(53,927)	556,221
Operating margin percentage	12.8%	12.3%		11.7%

Modified Presentation

(In thousands)
Year Ended March 31, 2012	Distribution	All Other Operations	Eliminations & Other	Total

Total net sales	[*]	[*]	[*]	$4,746,283
Gross margin	[*]	[*]		2,570,853
Gross margin percentage	[*]%	[*]%		54.2%
Operating margin	[*]	[*]	[*]	556,221
Operating margin percentage	[*]%	[*]%		11.7%

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.